Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2014

4Q14 Added 17,136 New Subscribers

4Q14 Revenue Increased to RMB151.9 Million

4Q14 Gross Profit Up 17.4% YOY to RMB124.6 Million

Conference Call to be Held on June 19, 2014 at 8:00 a.m. ET

HONG KONG, China, June 18, 2014 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the fourth quarter and 2014 fiscal year ended March 31, 2014.

Fiscal 2014 Fourth Quarter Highlights

•                  Revenues for the fourth quarter of fiscal 2014 increased to RMB151.9 million ($24.4 million) from RMB133.0 million in the prior year period.

•                  New subscriber sign-ups and accumulated subscriber base reached 17,136 and 376,623, respectively.

•                  Gross profit increased to RMB124.6 million ($20.0 million) from RMB106.1 million in the prior year period.

•                  Operating income amounted to RMB64.0 million ($10.3 million), up from RMB50.7 million in the prior year period.

•                  Interest expense decreased to RMB17.0 million ($2.7 million), compared to RMB22.1 million in the prior year period, due to interest expense capitalization.

•                  Net income attributable to the Company’s shareholders was RMB39.5 million ($6.4 million), compared to RMB23.0 million in the prior year period.

•                  Operating cash flow for the quarter was RMB137.4 million ($22.1 million).

Fiscal 2014 Full Year Highlights

•                  Revenues for the full year of fiscal 2014 increased to RMB572.9 million ($92.2 million) from RMB526.1 million in the prior year.

•                  New subscriber sign-ups reached 64,641 and accumulated subscriber base expanded to 376,623.

•                  Gross profit increased 11.2% year-over-year to RMB466.6 million ($75.1 million).

•                  Operating income increased 10.8% year-over-year to RMB231.9 million ($37.3 million).

•                  Interest expense was RMB70.1 million ($11.3 million), similar to the prior year.

•                  Net income attributable to the Company’s shareholders increased 17.3% to RMB131.9 million ($21.2 million), up from RMB112.4 million in the prior year.

•                  Operating cash flow for the full year of fiscal 2014 was RMB536.0 million ($86.2 million).

“Although fiscal 2014 was heavily affected by the drop in the number of newborns following the Dragon year, our team’s dedicated effort resulted in more than 17,000 new subscribers in the fourth quarter,” stated Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation.

“The geographical breakdown and payment mix of our new subscribers in the fourth quarter were comparable to previous quarters, resulting in a consistent level of cash flow. We continue to focus on sales and service efficiency to strengthen our market reputation. Heading into fiscal 2015, as our new facilities in Guangdong and Zhejiang become operational, we expect to increase our penetration in these regions, deepen our market reach and expand our overall leadership position in China’s cord blood banking industry.”

Fourth Quarter and Full Year Summary Ended March 31, 2013 and 2014

	Three Months Ended March 31,			Year Ended March 31,
	2013	2014		2013	2014
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	133,011	151,915	24,438	526,123	572,857	92,152
Gross Profit	106,104	124,574	20,040	419,502	466,632	75,064
Operating Income	50,747	64,013	10,298	209,314	231,926	37,308
Net Income Attributable to the Company’s Shareholders	23,028	39,539	6,361	112,447	131,903	21,218
Earnings per Ordinary Share
– Basic[1] and Diluted (RMB/US$)	0.32	0.46	0.07	1.49	1.60	0.26

Revenue Breakdown (%)
Processing Fees	72.2%	71.1%		75.4%	70.9%
Storage Fees	27.8%	28.9%		24.6%	29.1%

New Subscribers (persons)	16,059	17,136		72,228	64,641
Total Accumulated Subscribers (persons)	311,982	376,623		311,982	376,623

Summary — Selected Cash Flow Statement Items

	Three Months Ended		Year Ended
	March 31, 2014		March 31, 2014
(in thousands)	RMB	US$	RMB	US$
Net cash provided by operating activities	137,399	22,103	536,015	86,226
Net cash used in investing activities	(9,037)	(1,454)	(149,883)	(24,111)
Net cash provided by financing activities	—	—	2,336	376

Fourth Quarter of Fiscal 2014 Financial Results

REVENUES. Revenues increased 14.2% to RMB151.9 million ($24.4 million) in the fourth quarter of fiscal 2014 from RMB133.0 million in the prior year period, driven mainly by increased pricing implemented since April 2013, the addition of new subscribers, and the increased contribution of storage revenue from the Company’s expanded accumulated subscriber base.

Revenues generated from storage fees increased to RMB44.0 million ($7.1 million), up from RMB37.0 million in the prior year period. As a result of the expanded subscriber base, revenue from storage fees, as a percentage of total revenue, increased to 28.9%.

Revenues generated from processing fees in the fourth quarter were RMB107.9 million ($17.3 million), up from RMB96.0 million in the prior year period due to higher pricing and an increase of new subscribers. 17,136 new subscribers were recorded during the fourth quarter of fiscal 2014, representing a 6.7% year-over-year increase. Revenues generated from processing fees accounted for 71.1% of total revenues, compared to 72.2% in the prior year period.

1  The terms of the convertible notes issued to KKR China Healthcare Investment Limited (“KKR”) and Golden Meditech Holdings Limited (“Golden Meditech”) provide each party with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of RMB0.08 ($0.01) and RMB0.21 ($0.03) for the three months and year ended March 31, 2014, respectively.

GROSS PROFIT. Gross profit for the fourth quarter of fiscal 2014 amounted to RMB124.6 million ($20.0 million) from RMB106.1 million in the prior year period. Gross margin stood at 82.0%, as the Company benefitted from increased storage revenue as a percent of the overall revenue and from economies of scale.

OPERATING INCOME. Operating income for the fourth quarter was RMB64.0 million ($10.3 million), compared to RMB50.7 million in the prior year period. Operating margin increased to 42.1% from 38.2% in the prior year period. The increase was mainly due to higher gross profit, offset in part by an increase in operating expenses. Depreciation and amortization expenses for the fourth quarter were RMB9.8 million ($1.6 million).

Research and Development Expenses. Research and development expenses amounted to RMB2.5 million ($0.4 million).

Sales and Marketing Expenses. Sales and marketing expenses for the fourth quarter amounted to RMB28.4 million ($4.6 million), compared to RMB26.1 million in the prior year period. The increase in sales and marketing expenses is in-line with the overall increase in sales activities. But as a percentage of revenue, 2014 fourth quarter sales and marketing expenses decreased to 18.7% from 19.6% in the prior year period, and remained the same as the third quarter of fiscal 2014.

General and Administrative Expenses. General and administrative expenses increased modestly to RMB29.6 million ($4.8 million), from RMB27.0 million in the prior year period. However as a percentage of revenue, general and administrative expenses were 19.5%, down from 20.3% in the prior year period.

OTHER INCOME AND EXPENSES

Interest Expense. Interest expense decreased to RMB17.0 million ($2.7 million) from RMB22.1 million in the prior year period. The decrease was largely attributable to the increase in the capitalization of interest expense for the Company’s construction of new facilities. Interest expense capitalized in the fourth quarter of fiscal 2014 amounted to RMB7.0 million ($1.1 million), compared to RMB1.3 million in the prior year period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Due primarily to the increase in operating income and the reduction in interest expense, net income attributable to the Company’s shareholders for the fourth quarter of fiscal 2014 increased to RMB39.5 million ($6.4 million) from RMB23.0 million in the prior year period. Net margin for the fourth quarter of fiscal 2014 stood at 26.0%.

EARNINGS PER SHARE. The terms of the convertible notes issued to KKR and Golden Meditech provide each party with the ability to participate in any Excess Cash Dividend2. Therefore, the calculation of basic and diluted EPS incorporates the effect of such participating rights of RMB0.08 ($0.01). Basic and diluted earnings per ordinary share for the fourth quarter of fiscal 2014 were RMB0.46 ($0.07).

2 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

LIQUIDITY. As of March 31, 2014, the Company had cash and cash equivalents of RMB1,882.9 million ($302.9 million) compared to RMB1,494.1 million as of March 31, 2013. The Company had total debt of RMB837.8 million ($134.8 million) as of March 31, 2014. Operating cash flow for the quarter amounted to RMB137.4 million ($22.1 million).

Full Year Fiscal 2014 Financial Results

For the 2014 fiscal year, total revenues increased 8.9% to RMB572.9 million ($92.2 million) from RMB526.1 million in the prior year. The increase was largely attributable to the implementation of higher service fees and the expansion of the Company’s accumulated subscriber base to 376,623 subscribers, which outweighed the impact of the decrease in new subscriber numbers after the Dragon year. Revenues from processing fees increased slightly by 2.4% but storage fees grew by 28.7%. Gross profit increased 11.2% to RMB466.6 million ($75.1 million) from RMB419.5 million in the prior year. Operating income increased 10.8% to RMB231.9 million ($37.3 million) from RMB209.3 million in the prior year. Net income attributable to the Company’s shareholders totaled RMB131.9 million ($21.2 million). Basic and diluted earnings per share attributable to ordinary shares were RMB1.60 ($0.26). Net cash provided by operating activities for the full year of fiscal 2014 was RMB536.0 million ($86.2 million), compared to RMB578.6 million in fiscal 2013.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Thursday, June 19, 2014 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers or +852-5808-3202 for Hong Kong callers, access code: 1106709.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the recent revision on One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending March 31, 2014 were made at the noon buying rate of RMB6.2164 to $1.00 on March 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2013 and 2014

	March 31,	March 31,
	2013	2014
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	1,494,099	1,882,901	302,892
Accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB14,112; March 31, 2014: RMB20,322)	73,076	95,273	15,326
Inventories	10,265	31,583	5,080
Prepaid expenses and other receivables	11,602	37,010	5,954
Debt issuance costs	3,678	3,616	582
Deferred tax assets	5,454	7,664	1,233
Total current assets	1,598,174	2,058,047	331,067
Property, plant and equipment, net	468,272	626,632	100,804
Non-current prepayments	212,633	208,894	33,604
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB36,361; March 31, 2014: RMB42,703)	249,370	225,496	36,275
Inventories	39,730	48,385	7,783
Intangible assets, net	125,170	120,549	19,392
Available-for-sale equity securities	88,404	144,247	23,204
Other investment	189,129	189,129	30,424
Debt issuance costs	11,667	7,854	1,263
Deferred tax assets	3,727	1,789	288
Total assets	2,986,276	3,631,022	584,104

LIABILITIES
Current liabilities
Bank loan	50,000	60,000	9,652
Accounts payable	9,890	10,422	1,677
Accrued expenses and other payables	84,006	102,559	16,498
Deferred revenue	172,328	196,432	31,599
Amounts due to related parties	11,241	21,453	3,452
Income tax payable	4,983	2,571	414
Deferred tax liabilities	—	3,900	627
Total current liabilities	332,448	397,337	63,919
Convertible notes	751,781	777,753	125,113
Non-current deferred revenue	530,258	823,921	132,540
Other non-current liabilities	107,158	164,077	26,395
Deferred tax liabilities	23,168	27,938	4,494
Total liabilities	1,744,813	2,191,026	352,461

EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2013 and 2014 - (continued)

	March 31,	March 31,
	2013	2014
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013 and 2014, respectively	50	50	8
Additional paid-in capital	798,221	798,221	128,405
Treasury stock, at cost (March 31, 2013 and 2014: 136,899 shares, respectively)	(2,815)	(2,815)	(453)
Accumulated other comprehensive income	18,256	84,263	13,555
Retained earnings	423,420	555,323	89,331
Total equity attributable to China Cord Blood Corporation	1,237,132	1,435,042	230,846
Non-controlling interests	4,331	4,954	797
Total equity	1,241,463	1,439,996	231,643
Total liabilities and equity	2,986,276	3,631,022	584,104

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2013 and 2014

	Three months ended March 31,			Year ended March 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	133,011	151,915	24,438	526,123	572,857	92,152
Direct costs	(26,907)	(27,341)	(4,398)	(106,621)	(106,225)	(17,088)
Gross profit	106,104	124,574	20,040	419,502	466,632	75,064
Operating expenses
Research and development	(2,249)	(2,539)	(408)	(8,459)	(9,773)	(1,572)
Sales and marketing	(26,116)	(28,415)	(4,571)	(93,684)	(112,689)	(18,128)
General and administrative	(26,992)	(29,607)	(4,763)	(108,045)	(112,244)	(18,056)
Total operating expenses	(55,357)	(60,561)	(9,742)	(210,188)	(234,706)	(37,756)
Operating income	50,747	64,013	10,298	209,314	231,926	37,308
Other expense, net
Interest income	4,002	4,615	742	15,064	16,870	2,714
Interest expense	(22,070)	(16,990)	(2,733)	(70,097)	(70,075)	(11,273)
Exchange (loss)/gain	(25)	329	53	(984)	80	13
Dividend income	—	—	—	4,685	9,911	1,594
Others	924	565	91	203	2,212	356
Total other expense, net	(17,169)	(11,481)	(1,847)	(51,129)	(41,002)	(6,596)
Income before income tax	33,578	52,532	8,451	158,185	190,924	30,712
Income tax expense	(10,483)	(12,830)	(2,064)	(38,543)	(58,398)	(9,394)
Net income	23,095	39,702	6,387	119,642	132,526	21,318
Net income attributable to non-controlling interests	(67)	(163)	(26)	(7,195)	(623)	(100)
Net income attributable to China Cord Blood Corporation’s shareholders	23,028	39,539	6,361	112,447	131,903	21,218

Net income per share:
Attributable to ordinary shares
- Basic	0.32	0.46	0.07	1.49	1.60	0.26
- Diluted	0.32	0.46	0.07	1.49	1.60	0.26

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	2,936	(3,686)	(593)	1,296	8,299	1,335
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax	12,023	(6,346)	(1,021)	(9,120)	57,708	9,283
Comprehensive income	38,054	29,670	4,773	111,818	198,533	31,936

Comprehensive income attributable to non-controlling interests	(67)	(163)	(26)	(7,172)	(623)	(100)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	37,987	29,507	4,747	104,646	197,910	31,836